Exhibit 99(d)(5)

EXECUTION VERSION

LIMITED GUARANTEE

THIS LIMITED GUARANTEE (“Guarantee”) is made as of January 30, 2020, by Kingswood Capital Opportunities Fund I, L.P. and Kingswood Capital Opportunities Fund I-A, L.P., jointly and severally (each, a “Guarantor”, and together, the “Guarantors”), in favor of Stein Mart, Inc., a Florida corporation (the “Company”).

RECITALS

WHEREAS, the Company, Stratosphere Holdco, LLC (“Parent”), and Stratosphere Merger Sub, Inc., a Florida corporation and an indirectly wholly-owned subsidiary of Parent (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company on the terms and subject to the conditions of the Merger Agreement (the “Merger”);

WHEREAS, the Guarantors own, beneficially, a majority of the outstanding equity interests of Kingswood Stratosphere Investor, LLC, a Delaware limited liability company (“MidCo”), which indirectly owns, beneficially, a majority of the outstanding equity interests of Parent;

WHEREAS, pursuant to the Merger Agreement, the Guarantors are required to execute and deliver this Guarantee to guarantee the full and prompt payment of the Guaranteed Obligations; and

WHEREAS, all capitalized terms used herein which are not herein defined shall have the meanings ascribed to them in the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals, each Guarantor agrees and covenants, jointly and severally with the other Guarantor, with the Company as follows:

1.    Each Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees as a primary obligor and not merely as surety to the Company, the full and prompt payment of One Hundred Percent (100%) of Parent’s obligation to (i) pay the Parent Termination Fee in accordance with Section 7.6(d) of the Merger Agreement and (ii) reimburse and indemnify the Company under the second sentence (subject to the parenthetical therein) and sixth sentence of the last paragraph of Section 5.12(b) of the Merger Agreement, (collectively, the “Guaranteed Obligations”), subject to the terms and conditions herein; provided, that the maximum aggregate liability of the Guarantors hereunder shall not exceed an aggregate amount equal to $2,229,000 (the “Maximum Amount”), and the Company hereby agrees that (i) the Guarantors shall in no event be required to pay more than the Maximum Amount under or in respect of this Guarantee, (ii) no Guarantor shall have any obligation or liability to any person relating to, arising out of or in connection with this Guarantee or the Merger Agreement or the Equity Commitment Letter (as defined below) other than as expressly set forth herein or in the Equity Commitment Letter and (iii) MidCo shall not have any obligation or liability to any person relating to, arising out of or in connection with the Equity Commitment Letter other that as expressly set forth herein or in the Equity Commitment Letter.

2.    It is the intent and purpose of each Guarantor that the obligations under this Guarantee will be absolute, independent and unconditional under any and all circumstances, other than with respect to (a) defenses to the payment of the Guaranteed Obligations that are available to Parent under the Merger Agreement (it being understood that such defenses will be defenses to the Guarantors’ obligations hereunder) or (b) breach by the Company of this Guarantee or any fraud by the Company, and, notwithstanding any other provision of this Guarantee to the contrary, each Guarantor may assert, as a defense to or a release or discharge of, any payment or performance by each Guarantor under this Guarantee, any claim, set-off, deduction, defense or release that Parent could assert against the Company under the terms of, or with respect to, the Merger Agreement that would relieve Parent of its obligations under the Merger Agreement. Each Guarantor hereby waives (a) promptness, diligence, notice of the acceptance of this Guarantee and of the Guaranteed Obligations, presentment for payment or performance, notice of non-payment or non-performance, default, demand, protest, acceleration or dishonor, and (b) to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any person or entity against Parent. Each Guarantor agrees that this Guarantee shall remain in full force and effect without regard to, and shall not be affected or impaired by, any invalidity, irregularity or unenforceability in whole or in part of the Merger Agreement. Each Guarantor waives any and all rights of subrogation, reimbursement, indemnification, and contribution and any other rights and defenses that are or may become available to such Guarantor by reason of any Law or otherwise. To the fullest extent permitted by applicable law, each Guarantor hereby expressly and irrevocably waives any and all rights or defenses arising by reason of any applicable law which would otherwise require any election of remedies by the Company. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

3.    The Guarantors’ liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement, or that certain letter agreement dated as of even date herewith from MidCo to Parent (the “Equity Commitment Letter”), other than with respect to (a) defenses to the payment of the Guaranteed Obligations that are available to Parent under the Merger Agreement (it being understood that such defenses will be defenses to Guarantor’s obligations hereunder) or (b) breach by the Company of this Guarantee or any fraud by the Company, and, notwithstanding any other provision of this Guarantee to the contrary, each Guarantor may assert, as a defense to or a release or discharge of, any payment or performance by such Guarantor under this Guarantee, any claim, set-off, deduction, defense or release that Parent could assert against the Company under the terms of, or with respect to, the Merger Agreement that would relieve Parent of its obligations under the Merger Agreement. This Guarantee is a guarantee of payment and not of collection, and a separate action or actions may be brought and prosecuted by the Company against the Guarantors to enforce this Guarantee, irrespective of whether any action is brought against Parent or Merger Sub or whether Parent or Merger Sub are joined in any such action or actions.

4.    Each Guarantor agrees that the Company may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent or Merger Sub without in any way impairing or affecting such Guarantor’s obligations under this Guarantee or affecting the validity or enforceability of this Guarantee. Each Guarantor agrees that, subject to the terms and provisions hereof, the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, and shall not be conditioned upon or otherwise affected by (whether or not such Guarantor has any knowledge or notice thereof and without further consent of such Guarantor): (a) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or the Guarantors; (b) any change in the time, place, manner or terms of payment of any of the Guaranteed Obligations, or any extension of the time of payment of, renewal, rescission, waiver, compromise or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any agreement entered into by the Company and Parent and/or Merger Sub in connection therewith; (c) any renewal, rescission, waiver, compromise or other amendment or modification of any terms or provisions of the Merger Agreement, the Equity Commitment Letter or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations (except to the extent that any such renewal, rescission, waiver, compromise or other amendment or modification modifies or otherwise affects the Guarantee); (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations; (f) the existence of any claim, set-off or other right which such Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with the Guaranteed Obligations or otherwise; (g) the adequacy of any other means the Company may have of obtaining payment related to the Guaranteed Obligations; (h) any lack or limitation of status or power, incapacity, disability or other legal limitation of Parent or Merger Sub in respect of any Guaranteed Obligations or the lack of validity or enforceability of the Merger Agreement, the Equity Commitment Letter or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (i) any breach of the Merger Agreement; or (j) any other act or omission that may in any manner or to any extent vary the risk of such Guarantor or otherwise operate as a discharge of such Guarantor as a matter of law or equity (other than payment of the Guaranteed Obligations).

5.    The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantors’ obligations hereunder.

6.    Each Guarantor hereby represents and warrants as follows:

(a)    It has the legal capacity and authority to execute, deliver and perform this Guarantee and the execution, delivery and performance of this Guarantee have been duly authorized by all necessary action and do not and will not conflict with or result in any violation of or contravene any applicable law, governmental order or contractual restriction binding on such Guarantor or any of its assets;

(b)    except as provided in this Guarantee, the execution, delivery or performance by such Guarantor of this Guarantee will not result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of such Guarantor pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, credit agreement, or any other material agreement, contract or instrument to which such Guarantor is a party or by which it or any of its property or assets is bound or to which he may be subject;

(c)    (i) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and (ii) no other action by, and no notice to or filing with, any governmental authority is required in connection with the execution, delivery or performance of this Guarantee by such Guarantor; and

(d)    this Guarantee has been duly and validly executed and delivered by such Guarantor and constitutes a legal, valid and binding obligation of Guarantor enforceable against such Guarantor in accordance with its terms, subject to the Enforceability Exceptions.

7.    No failure on the part of any party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by any party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the parties hereto, or allowed to each of them by law, in equity or by other agreement shall be cumulative and not exclusive of any other, and may be exercised at any time or from time to time.

8.    This Guarantee shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns. This Guarantee shall not be assigned, in whole or in part, by operation of law or otherwise by either Guarantor or by the Company without the express written consent of the Company (in the case of an assignment by a Guarantor) or the Guarantors (in the case of an assignment by the Company) and any attempted assignment without such consent shall be null and void. This Guarantee will terminate and cease to be of force and effect upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligation and (c) 60 days following the termination of the Merger Agreement in accordance with its terms, unless one or more claims with respect to one or more Guaranteed Obligations has been asserted by the Company in writing against the Guarantors prior to the end of such 60-day period, in which case this Guarantee will continue in effect until the resolution of such claims and satisfaction, to the extent required, of such Guaranteed Obligations, whereupon this Guarantee will terminate. In the event that the Company or any Company Related Party asserts in any litigation or other proceeding relating to this Guarantee, the Equity Commitment Letter or the Merger Agreement that the provisions hereof are illegal, invalid or unenforceable, in whole or in part, or asserts any theory of liability against the Guarantors or any Parent Related Party other than a Permitted Claim (as defined below), then (x) the obligations of the Guarantors under this Guarantee shall terminate ab initio and be null and void, (y) if the Guarantors have previously made any payments under this Guarantee, they shall be entitled to recover such payments from the Company and (z) neither the Parent nor any Parent Related Party shall have any liability to the Company or any Company Related Parties with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement or this Guarantee.

9.    Except as set forth in Section 4, this Guarantee may not be amended, supplemented, modified or waived except in writing signed by the Guarantors and the Company.

10.    The Company acknowledges and agrees that the sole asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Notwithstanding anything in this Guarantee or in any document or instrument delivered in connection herewith to the contrary, by its acceptance of the benefits of this Guarantee, the Company further agrees that neither it nor any other person (including, without limitation, the Company Related Parties) has any right of recovery against, and no personal liability shall attach to, the Guarantors, or any Parent Related Party, through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantors or any Parent Related Party, or otherwise, except for its rights against the Guarantors under this Guarantee. Recourse against the Guarantors under this Guarantee and the Company’s third party beneficiary rights under the Equity Commitment Letter shall be the sole and exclusive remedy of (i) the Company and (ii) all Company Related Parties against the Guarantors and any Parent Related Party (other than Parent) in respect of any liabilities or obligations arising under, or in connection with, this Guarantee, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby, including by piercing the corporate, limited liability company or limited partnership veil or by a claim by or on behalf of Parent. The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its stockholders, optionholders, other equity holders, affiliates and subsidiaries not to institute, any proceeding or bring any other claim arising under, or in connection with, this Guarantee, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby (or the failure of such to be consummated), against the Guarantors or any Parent Related Party, except for (A) claims of the Company against the Guarantors under and in accordance with this Guarantee, (B) claims of the Company against Parent under and in accordance with the Merger Agreement and (C) the exercise of the Company’s third party beneficiary rights under and in accordance with the Equity Commitment Letter, and the Company hereby, on behalf of itself and the Company Related Parties, waives any and all claims arising under, or in connection with, the Merger Agreement, this Guarantee, the Equity Commitment Letter or, in each case, the transactions contemplated hereby or thereby against the Guarantors or any Parent Related Party, and releases such persons from such claims, in each case, except for claims described in clauses (A), (B) and (C) of this sentence (each, a “Permitted Claim”). Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any person (including any person acting in a representative capacity) other than the Company any rights or remedies against any person, including the Guarantors, except as expressly set forth herein.

11.    In the event that any provision hereof is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by any court, this Guarantee shall be construed as not containing such provisions, and the invalidity of such provisions shall not affect other provisions hereof which are otherwise lawful and valid and shall remain in full force and effect.

12.    This Guarantee, together with the Merger Agreement, constitutes the entire agreement with respect to the Guaranteed Obligations and supersedes all prior agreements and understandings both oral and written, between the parties with respect to such subject matter. This Guarantee may be executed in counterparts which together shall constitute one instrument. It shall not be necessary for all parties to sign the same counterpart.

13.    Each party acknowledges that such party and its counsel have reviewed this Guarantee.

14.    All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to the Guarantors, to:

Kingswood Capital Management, L.P.

11777 San Vicente Blvd., Suite 650

Los Angeles, CA 90049

Attention: Alex Wolf

Email: awolf@kingswood-capital.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: John Haggerty

Facsimile: 617.649.1411

Email: JHaggerty@goodwinlaw.com

If to the Company, to:

Stein Mart, Inc.

1200 Riverplace Blvd.,

Jacksonville, Florida 32207

Attention: D. Hunt Hawkins

Facsimile: 904.858.2636

Email: hhawkins@steinmart.com

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, FL 32202

Attention: Gardner Davis

                  John Wolfel

Facsimile: 904.359.8700

Email: gdavis@foley.com

            jwolfel@foley.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

15.    This Guarantee and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Florida without regard to the conflict or choice of laws provisions thereof that would give rise to the application of the domestic substantive law of any other jurisdiction. Each of the parties hereto (a) irrevocably agrees that all actions or proceedings (whether in contract or tort, at law or in equity or otherwise) that may be based upon, arise out of or relate to this Guarantee, or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Guarantee or as an inducement to enter into this Guarantee) shall be exclusively resolved in the state courts or federal courts located in Duval County, in the State of Florida and (b) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, suit or proceeding in any such court. Each of the parties hereto hereby agrees that a final judgment in any action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

16.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE OR THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTEE. EACH PARTY TO THIS GUARANTEE CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

[Signature page follows]

EXECUTION VERSION

IN WITNESS WHEREOF, each Guarantor has executed this Guarantee effective as of the day and year first above written.

KINGSWOOD CAPITAL OPPORTUNITIES FUND I, L.P.

By:	/s/ Alex Wolf
Name:	Alex Wolf
Title:	Partner

KINGSWOOD CAPITAL OPPORTUNITIES FUND I-A, L.P.

By:	/s/ Alex Wolf
Name:	Alex Wolf
Title:	Partner

Accepted and Agreed:

STEIN MART, INC.

By:	/s/ D. Hunt Hawkins
Name:	D. Hunt Hawkins
Title:	Chief Executive Officer